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July 6, 2010
VIA EDGAR AND COURIER
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: H. Christopher Owings, Assistant Director
RE:	RRI Energy, Inc.
Registration Statement on Form S-4
Filed May 28, 2010
File No. 333-167192
Dear Mr. Owings:
          On behalf of RRI Energy, Inc. (“RRI”) we hereby submit responses to the Staff’s comments regarding RRI’s Registration Statement on Form S-4 (the “Registration Statement”) filed on May 28, 2010, as set forth in the Securities and Exchange Commission’s letter to Michael L. Jines, dated June 25, 2010 (the “Comment Letter”). We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, Mirant Corporation (“Mirant”) regarding the Staff’s comments to the Registration Statement. Additionally, herewith filed with EDGAR is a complete copy of Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”), including exhibits. We are also providing via courier five copies of Amendment No. 1, including exhibits, and two copies of Amendment No. 1 marked to show changes from the Registration Statement.
          Amendment No. 1 incorporates changes responsive to the comments set forth in the Comment Letter. In addition, as we previously discussed with the Staff, we have included disclosure in Amendment No. 1 relating to an additional proposal to be voted on by the RRI stockholders to approve an omnibus incentive plan for the combined company.
     For your convenience, we have repeated each of the Staff’s comments in bold prior to the response. All references to page numbers and footnotes in the responses below each heading are to the pages or footnotes, respectively, in Amendment No. 1.

The references to page numbers and footnotes in the headings are to the Registration Statement.
General
1.	We note from your disclosure in the Notice of Special Meeting of Stockholders of RRI in proposal 2, that RRI is considering effecting a reverse stock split of its common stock. Please note that in the event a reverse stock split is effected prior to the effectiveness of your registration statement, you should include or incorporate by reference into your registration statement audited and unaudited financial statements of RRI giving retroactive effect to the reverse stock split for the periods required by Rule 3-01 and 3-02 of Regulation S-X. Refer to ASC 505-10-S99-4.

Response: The Staff’s comment is acknowledged and RRI confirms that, in the event a reverse stock split is effected prior to the effectiveness of the Registration Statement, RRI will include the disclosure required by Rule 3-01 and 3-02 of Regulation S-X and ASC 505-10-S99-4.

2.	Please file all your tax opinions and related consents with your next amendment or as soon as practicable. We may have comments on these exhibits once they are filed.

Response: The Staff is respectfully advised that Skadden, Arps, Slate, Meagher & Flom LLP will render a tax opinion to RRI and Wachtell, Lipton, Rosen & Katz will render a tax opinion to Mirant, each of which will be filed with the Commission as soon as practicable prior to requesting effectiveness of the Registration Statement. The forms of tax opinion and consent of each of Skadden, Arps, Slate, Meagher & Flom LLP and Wachtell, Lipton, Rosen & Katz have been filed with Amendment No. 1.
Summary Unaudited Pro Forma Condensed Combined Consolidated Financial Data, page 16
3.	We note that the amount of pro forma income (loss) from continuing operations for the fiscal year ended December 31, 2009 does not agree with the amount presented in the pro forma statement of operations for that year presented on page 97. Please revise as appropriate or advise.

Response: The amount of pro forma income (loss) set forth in the section of the Registration Statement titled “Summary Unaudited Pro Forma Condensed Combined Consolidated Financial Data” on page 16 of Amendment No. 1 has been revised in response to the Staff’s comment.

4.	We note that the amount of pro forma Total Assets as of March 31, 2010 does not agree with the amount presented in the pro forma balance sheet presented on page 98. Please revise as appropriate or advise.

Response: The amount of pro forma total assets set forth in the section of the Registration Statement titled “Summary Unaudited Pro Forma Condensed Combined Consolidated Financial Data” on page 16 of Amendment No. 1 has been revised in response to the Staff’s comment.

5.	We note that you have presented only the non-current portion of pro forma long-term debt herein while you have presented the combined amount of the current portion and long-term portion of Mirant’s long-term debt in the Selected Historical Financial Data of Mirant on page 14 and the separate amounts of the current portion of long-term debt and short-term borrowings and the long-term portion of RRI’s long-term debt in the Selected Historical Financial Data of RRI on page 11. Please consider revising your presentation to consistently present the current and long-term portions of such debt throughout the Summary and Selected Financial Data for ease of comparison.

Response: In response to the Staff’s comment, the disclosures of the current and long-term debt have been revised to consistently present the current and long-term portions of such debt in the “Selected Historical Financial Data of RRI,” “Selected Historical Financial Data of Mirant” and “Summary Unaudited Pro Forma Condensed Combined Consolidated Financial Data” sections of the Registration Statement.
Comparative Per Share Data, page 17
6.	We are unable to locate equivalent pro forma information for one share of Mirant. Please revise to present pro forma equivalent data which gives effect to the exchange of one share of Mirant common stock for 2.835 shares of RRI. Please ensure your comparative format compares historical RRI information with pro forma per share information and historical Mirant information with equivalent pro forma per share data. Refer to the Instructions to Item 3(e) of Form S-4. Likewise, tell us where the equivalent market value per share required by Item 3(g) of Form S-4 is located.

Response: The disclosure in the section of the Registration Statement titled “Comparative Per Share Data” on page 17 has been revised in response to the Staff’s comment. The table set forth in this section compares (a) historical RRI information with equivalent pro forma per share data and (b) historical Mirant information with pro forma per share data for the combined company, which gives consideration to the reverse acquisition. The disclosure in the section of the Registration Statement titled “Market Prices and Dividends and Other

Distributions” on page 18 has been revised to include equivalent market value per share of Mirant.
The Merger, page 26
Background of the Merger, page 26
7.	In several locations throughout your Background of the Merger section you refer to parties generally. For example, you do not identify who initiated RRI’s process to explore possible strategic alternatives on October 6, 2008 nor do you identify who at RRI engaged in various discussions regarding a strategic business combination with other parties in early 2009. Please revise your disclosure so that it identifies all material persons who participated in the various discussions regarding the transaction and other material alternative transactions rather than the general descriptions you currently provide. Please address the above examples, but realize that these are only examples and not an exhaustive list of the revisions you should make.

Response: The disclosure on pages 26 through 29 of Amendment No. 1 has been revised in response to the Staff’s comment.

8.	Please provide greater detail regarding the material terms and developments discussed during the meetings the parties held. Please also provide details regarding the substance and timing of all material offers and counteroffers relating to the exchange ratio and any other consideration during the course of the merger negotiations. For example, please describe in greater detail the material aspects of the following meetings or discussions:
•	the discussions held between Messrs. Muller and Jacobs in January 2009 and on August 27, October 28, and December 2, 8 and 11, 2009;

•	Mr. Jacobs briefing to the RRI Board on September 9 and 10, 2009;

•	Mirant’s senior management discussions with RRI’s senior executives between September 15 and October 19, 2009;

•	the October 19 and November 4, 2009 Mirant board meeting with Mirant’s senior management; and

•	the October 21 and November 18, 2009 RRI board meeting with RRI’s senior management.
Please address the above examples, but realize that these are only examples and not an exhaustive list of the revisions you should make.

Response: The disclosure on pages 26 through 29 of Amendment No. 1 has been revised in response to the Staff’s comment. The Staff is respectfully advised that, with respect to its request for additional details regarding the October 19 and November 4, 2009 Mirant board meetings, the disclosure that was previously set forth on page 27 of the Registration Statement appropriately described the material aspects of these meetings.

9.	We note that Mirant engaged in discussions and negotiations concerning potential mergers with strategic acquirers in the summer of 2008 and in late 2009 and, at various times in the period from 2008 to 2010, engaged in discussions concerning other business combinations. Please describe all material alternative transactions or opportunities considered and why those other alternatives were not pursued.

Response: The disclosure on pages 26 and 28 of Amendment No. 1 has been revised in response to the Staff’s comment.

10.	We note that on October 6, 2008, the RRI board explored possible strategic alternatives to enhance stockholder value, but you do not describe all the alternatives explored. Please discuss all material strategic alternatives discussed and why those other alternatives were not pursued.

Response: The disclosure on pages 26 and 27 of Amendment No. 1 has been revised in response to the Staff’s comment.

11.	In the penultimate paragraph on page 26, you state that Goldman Sachs and Morgan Stanley contacted numerous parties in connection with a strategic business combination transaction involving RRI. Please describe how many parties were contacted, the dates they were contacted and how they were solicited. Please clarify whether Mirant was one of the parties contacted. Also provide the date that Mirant’s chief financial officer contacted Goldman Sachs to indicate Mirant’s possible interest in a transaction with RRI, and describe the material aspects of the items discussed.

Response: The disclosure on pages 26 and 27 of Amendment No. 1 has been revised in response to the Staff’s comment. The Staff is respectfully advised that, with respect to its request for additional details regarding the discussion between Mirant’s former chief financial offer and Goldman Sachs, the disclosure that was previously set forth on page 26 of the Registration Statement appropriately described the material aspects of this discussion.

12.	In the last paragraph on page 26, please describe RRI’s various discussions regarding a strategic business combination with other parties, including how many parties were contacted and how they were solicited.

Response: The disclosure on page 26 of Amendment No. 1 has been revised in response to the Staff’s comment.

13.	In the first paragraph on page 27, you disclose that Mr. Jacobs periodically held conversations with other CEOs regarding the merger and acquisition landscape. Please disclose whether other companies were contacted regarding their potential interest in engaging in a strategic business combination transaction and if so, how they were selected.

Response: The disclosure on page 27 of Amendment No. 1 has been revised in response to the Staff’s comment. The Staff is respectfully advised that, after RRI’s board of directors concluded its review of strategic alternatives in the spring of 2009 as described on page 26 of Amendment No. 1, no other companies were contacted regarding their potential interest in engaging in a strategic business combination.

14.	We note that in January of 2009, Messrs. Muller and Jacobs discussed a potential combination involving RRI’s wholesale business. Please elaborate to discuss what happened between January and August 27, 2009, such that the latter conversation resulted in Mr. Jacobs briefing the RRI board. Please also elaborate to discuss why the RRI board was supportive of Mr. Jacobs’ continued discussions for a potential combination of RRI with Mirant as opposed to the “other parties” you reference at the bottom of page 26.

Response: The disclosure on pages 26 and 27 of Amendment No. 1 has been revised in response to the Staff’s comment. RRI has included disclosure of the strategic alternative review initiated by its board of directors in late 2008 because during that time (a) inquiries with Mirant occurred and (b) RRI broadly considered other alternatives for the wholesale business. The Staff is respectfully advised that the strategic alternative review initiated by the RRI board of directors in late 2008 was completed prior to the conversation between Messrs. Jacobs and Muller on August 27, 2009, and that discussion and the discussions that followed were not connected to the earlier-completed strategic alternative review.

15.	On page 27, you state both parties entered into confidentiality agreements so that each party could confirm its strategic rationale for and identify potential benefits and issues related to a combination. Please revise to elaborate what the strategic rationale was for each party and how this rationale evolved over the course of the discussions held between the two companies.

Response: The disclosure on pages page 27 of Amendment No. 1 has been revised in response to the Staff’s comment.

16.	We note that the basis for determining the exchange ratio was discussed at the November 18, 2009 RRI board meeting. We further note that the methodology for determining the exchange ratio was discussed between

Messrs. Jacob and Muller at a December 8, 2009 meeting as well as in communications during January and February of 2010. Please elaborate upon the material issues raised during these discussions and how the final exchange ratio was determined.

Response: The disclosure on pages 28 and 29 of Amendment No. 1 has been revised in response to the Staff’s comment.
Opinions of RRI’s Financial Advisors, page 34
17.	Please disclose the financial forecasts and projections, and the underlying assumptions, that were exchanged among and relied upon by the parties, reviewed by the financial advisors and referenced on pages 35, 37 and 44.

Response: In response to the Staff’s comment, the financial forecasts and projections, and the underlying assumptions, that were exchanged among and relied upon by the parties and reviewed by the financial advisors have been included in a new section of the Registration Statement entitled “Unaudited Financial Forecasts” beginning on page 119 of Amendment No. 1.
Board of Directors and Executive Officers...Amendments to the Combined Company’s Bylaws, page 50
18.	We note your disclosure that in connection with the merger, RRI’s bylaws will be amended and restated. Please state briefly the reasons for and the general effect of such amendments. Please also provide us your analysis as to whether the amendment and restatement of your bylaws is material and would be required to be set out as a separate proposal. Refer to September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3)), available at http://www.sec.gov/interps/telephone/phonesupplement5.htm.

Response: In connection with the merger, RRI’s bylaws will be amended and restated, as contemplated by Section 5.20(a) of the Merger Agreement, to (a) establish that the removal of either the Chief Executive Officer or the President and Chief Operating Officer of the combined company prior to the third anniversary of the completion of the merger shall require the affirmative vote of at least 66-2/3% of the independent directors then in office, and that the amendment of such provision shall also require the affirmative vote of at least 66-2/3% of the independent directors then in office, and (b) make a technical correction to the language of Article III, Section 4, regarding adjournment of meetings of stockholders. Pursuant to Rule 14a-4(a)(3) and consistent with the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3)) (the “Interim Supplement”), such amendment and restatement of RRI’s bylaws need not be set forth in the joint proxy statement/prospectus as a separate proposal because the proposed changes would not require shareholder approval under state law, securities exchange listing standards, or RRI’s charter or bylaws. In accordance with the Interim Supplement, the materiality or immateriality of the proposed changes does not affect the above analysis.
Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 95
Note 1. Overview of Transaction, page 99
19.	We note that upon the closing of the merger transaction stock options and restricted stock of RRI will vest and Mirant stock options, other stock-based awards and stock warrants will generally vest. It appears that for many of these awards vesting is accelerated upon the closing of the merger. Please disclose the amount attributable to share-based awards included in the purchase consideration and the amount of post-combination compensation cost expected to be recognized immediately in your post-combination financial statements due to the exchange, vesting and acceleration of such awards. Refer to ASC 805-30-30-9, 10, 11, 12 and 13 and ASC 805-30-55.

Response: The Staff is respectfully advised that the amount attributable to RRI’s time-based restricted stock relating to shares of RRI common stock vested as of the completion of the merger and included in the purchase consideration is $8 million. The amount of post-combination compensation cost expected to be recognized immediately in the post-combination financial statements is $36 million. This amount represents the unrecognized compensation expense related to Mirant stock options and restricted stock units that will have accelerated vesting as a result of the merger. An adjustment has been added to additional paid-in capital for $5 million related to the fair value of RRI’s time-based stock options. The disclosure on pages 108, 109 and 116 of Amendment No. 1 has been revised to include the above information.
Note 3. Preliminary Purchase Price, page 100
20.	We note that your calculation of total purchase consideration for the acquisition uses a value of $10.86 per share for determining the value of shares that would have been issued to your shareholders which is the closing price of Mirant’s common stock on March 31, 2010. Since ASC 805-30-50-1 requires the acquisition date fair value to be used in valuing the consideration transferred in a business combination, you should revise your pro forma balance sheet to use the most recent stock price practicable at the time of filing for the purposes of determining the value of the stock to be issued in your transaction in the pro forma financial information.

Response: In response to the Staff’s comment, the pro forma balance sheet and purchase price calculation set forth on pages 108 and 110, respectively, of

Amendment No. 1 have been revised to reflect the closing price of Mirant common stock on June 30, 2010.

21.	Please tell us what consideration was given to using the RRI shares to value the merger transaction and how the calculation of the purchase price would have changed had you used the number of RRI shares expected to be issued multiplied by the RRI per share price as of a given date. Please tell us the basis in GAAP for your accounting. Please also explain to us in greater detail why you believe that the Mirant share price is more indicative of the value of RRI versus the actual consideration expected to be issued.

Response: RRI determined the fair value of the consideration transferred pursuant to ASC 805-40-30-2. Under the accounting guidance for a reverse acquisition, the acquisition-date fair value of the consideration transferred by Mirant (accounting acquirer) for its interest in RRI (accounting acquiree) is based on the number of equity interests that Mirant would have had to issue to give the owners of RRI the same percentage equity interest in the combined entity that results from the reverse acquisition. Since both companies are publicly traded, the Staff is respectfully advised that the parties do not believe that either stock price is a better indicator of fair value.

In accordance with the above referenced guidance, the purchase price is calculated as follows, based on the more recent June 30, 2010 stock price referenced in the response to Comment 20 above:

Number of shares of Mirant common stock that would have been issued to RRI stockholders (in millions)	125
Closing price of Mirant common stock on June 30, 2010	$10.56

Total purchase price (in millions)	$1,324

If RRI had used the number of RRI shares expected to be issued multiplied by the RRI per share price on June 30, 2010, the purchase price would have been as follows:

Number of shares of Mirant common stock outstanding at March 31, 2010 (in millions)	145
Estimated additional shares outstanding under Mirant’s equity compensation plans upon stockholder approval of merger (in millions)	2

147

Exchange ratio	2.835
Number of shares of RRI common stock to be issued (in millions)	417
Closing price of RRI common stock on June 30, 2010	$3.79

Total purchase price (in millions)	$1,579

Note 4. Pro Forma Adjustments, page 100
Note 4(a) Mirant and RRI historical presentation, page 100
22.	We note your disclosure in Note 4(m) that the estimated fair value of your property, plant and equipment was significantly lower than its book value. We also note your disclosure in Note 4 to your most recent annual financial statements in which you impaired New Castle and Indian River and in Note 6 to your most recent interim financial statements in which you impaired Elrama and Niles. Please tell us which plants were evaluated during this most recent review. If some plants were not evaluated due to the lack of events or circumstances indicating carrying value may not be recoverable yet the same units received a lower fair value in your purchase evaluation, please highlight the circumstances surrounding such plants. The disclosure in your annual financial statements indicates you used a combination income approach, using discounted cash flows and a market approach based on recent transactions of comparable assets. Please explain to us in detail, and quantify by major property/equipment groups or individual generating unit, how you determined the fair value of property, plant and equipment of $3,003 million. In your submission of the fair value determination, please indicate the major characteristics of each asset or group such as the fuel source, nameplate capacity, year constructed/placed into service and your method of estimating fair value. A good starting point could be the table in your recent Form 10-K that describes each of your plants. Please contrast your method(s) to determine fair value for anticipated purchase accounting with the method used by RRI to compute gross cash flows in determining and measuring long-lived impairment. Please show us what impairment would have been had an approach similar to that used in the purchase valuation, to the extent the valuation was based on cash flows, been used. Likewise, show us what the fair values of property plant and equipment would have been had the valuation approach in the prior impairment determinations of RRI been used. Lastly, please provide the following information or its equivalent in reasonable detail:
•	Please tell us your major assumptions if you used a model to derive fair value and whether you factored extensions of licenses or use of plant beyond the depreciable life in any projection(s) of cash flow. If not, advise why;

•	To the extent you used comparable sales transactions of similar generating units or other items of property, plant and equipment in estimating fair value, please provide us the details of the comparable transactions utilized; and

•	Please explain how you compensated for the differences between the assets you acquired versus the assets of comparable transactions.

We may have further comments after reviewing your response.

Response: In combination, RRI and Mirant employed a valuation methodology that differs in some respects from RRI’s historical practices. However, the methodology employed for purposes of preparing these pro forma financial statements and RRI’s historical valuation methodology are both considered appropriate level three valuation inputs and techniques. The differences in these methodologies and their respective results, as well as responses to the Staff’s related comments about RRI’s evaluation of fair value of property, plant and equipment (“PP&E”) are discussed below.

RRI evaluated all of its plants in the December 31, 2009 and March 31, 2010 impairment reviews.

Consistent with the format in the Form 10-K, a detail of the PP&E fair value by plant, including the individual plant characteristics is attached in Exhibit A.

RRI considered both income and market approaches when performing its impairment reviews. As disclosed in RRI’s Form 10-K for the year ended December 31, 2009 and Form 10-Q for the quarter ended March 31, 2010, its analyses were based only on the results of an income approach because of the unique operating characteristics of the plants that were reviewed for impairment. For purposes of determining the valuation adjustments for the combined company’s pro forma financial statements and the purchase price allocation, Mirant and RRI management utilized an income approach and applied a market approach utilizing recent comparable transactions.

During the RRI December 31, 2009 and March 31, 2010 impairment reviews, management only computed the fair value of four plants in accordance with ASC 820, Fair Value Measurements and Disclosures, as these were the only plants that had carrying values in excess of the undiscounted cash flows. As a result of the impairment analyses, the combined fair values of Indian River and New Castle were determined to be $96 million at December 31, 2009. The combined fair values of these plants were $66 million in conjunction with the valuation adjustments in the pro forma financial statements. Therefore, the $211 million impairment recorded at December 31, 2009 would have been $241 million if the assumptions of the combined company and March 2010 forward commodity prices were utilized. The primary reason for the difference in the impairment amount is a change in the forward commodity prices between the valuation dates. The combined fair values of Elrama and Niles were determined to be $94 million at March 31, 2010 during RRI’s impairments analyses. The fair values of these plants were $92 million in conjunction with the pro forma financial statements. Therefore, the $248 million impairments recorded at March 31, 2010 would have been $250 million if the assumptions of the combined company were utilized.

While RRI’s management estimated undiscounted cash flows for all plants for the purposes of assessing recoverability under ASC 360, Property Plant and Equipment, in accordance with ASC 820 RRI only determined the fair value of the four plants for which an impairment charge was recognized in RRI’s Form 10-K for the year ended December 31, 2009 and Form 10-Q for the quarter ended March 31, 2010.

The projections of cash flows utilized in the fair value determination of PP&E for the pro forma financial statements contained plant level assumptions of the useful life of each plant and were consistent with the approach utilized for the 2009 and 2010 impairment analyses as described above. In most cases there was not an extension of the plant beyond its depreciable life, as it was indicative of the remaining useful life; however, there were a few exceptions. RRI’s California plants and two other facilities (one in East Coal segment and one in East Gas segment) were evaluated under various environmental regulation scenarios, physical condition and market constructs which resulted in an extension of the cash flows ranging from three to five years beyond the current remaining depreciable lives.

Valuation multiples ($/kW basis) were gathered based on publicly available data for transactions announced and closed between January 2005 and April 2010. The transaction data was analyzed on $/kW by fuel type for coal, gas, oil and dual-fuel (oil & gas). The data was also analyzed by generation type, including combined cycle, combustion turbine (oil & gas) and steam turbine.

The next step involved screening and excluding the transaction data for outlying transactions that had either very low or very high $/kW multiples. In addition, transactions that involved less than a 50% interest in a particular facility or portfolio of facilities were also excluded. Thereafter, measures of central tendency (averages and medians) were calculated to provide the appropriate $/kW multiple for each plant.

Relevant ranges of $/kW multiples were considered relative to fuel and dispatch type. These ranges were developed based on recent experiences in observed valuations for similar purposes and considering the current state of the market. As a result, while the multiples utilized were sometimes similar to the median and/or average multiples observed for a particular fuel and dispatch type, they tend to be less than those measures of central tendency.

The concluded values were based on a process of utilizing both the income and market approaches to determine fair value, considering such factors as the market in which the plant operates and the age and condition of the plant.

In preparing the foregoing fair value estimates associated with the initial purchase price allocation for the combined company’s pro forma financial statements, management, among other things, consulted an independent advisor.

23.	Please help us understand why structuring the transaction between Mirant and RRI as a merger of equals resulted in neither party paying a control premium. In this regard, tell whether and how the transaction was structured to achieve a merger of equals and the parameters by which you judge a merger to be one of equals. We note the equality regarding corporate governance and that the control of the combined company will result in an anticipated RRI/Mirant control of 46%/54%, respectively. Based on the ratio of closing market prices on the last trading day preceding the announcement, it appears that RRI shareholders received a premium in the exchange ratio relative to that ratio. Furthermore, the ratio of Mirant’s post-announcement opening share price relative to the post-announcement opening share price of RRI also suggests a premium to RRI shareholders accrued as a result of the exchange ratio.

Response: RRI and Mirant respectfully submit that the term “merger of equals” represents a general market concept for which there is no technical definition to which RRI and Mirant can point. The view of each of RRI and Mirant is that the merger is appropriately characterized as a merger of equals because of the following factors: the board of the combined company will be comprised of an equal number of directors from the board of each company; Edward R. Muller, the current Chairman, President and CEO of Mirant, will be the CEO of the combined company and Mark M. Jacobs, the current CEO of RRI, will be the President and COO of the combined company, with the expectation that Mr. Jacobs will succeed Mr. Muller after three years; the other senior management positions of the combined company will be roughly split between members of RRI and Mirant senior management; and the exchange ratio was determined on an “at the market” basis.

With respect to the Staff’s comment regarding the apparent premium in favor of RRI stockholders, RRI and Mirant respectfully advise the Staff that the exchange ratio is based upon the volume-weighted average trading prices of the Mirant and RRI shares over a ten trading-day period ending two days prior to the announcement of the merger, with no premium being applied to such exchange ratio in favor of either RRI or Mirant stockholders. RRI and Mirant do not think that the “price” of any particular single trade is indicative of the “value” to the stockholders of either company. In any event, based on the closing share prices of the two companies on the last trading day prior to announcement, RRI and Mirant respectfully advise the Staff that the exchange ratio represented a small apparent premium for Mirant stockholders.

24.	Please provide the detail by debt issue of the $114 million fair value adjustment to debt. Show us by major outstanding issue, the prevailing terms of such debt and the assumptions you used to calculate current fair market values. Show us how such assumptions represent current market value assumptions. Indicate the assumed credit quality of each issue. Tell us whether you considered any credit quality improvements or detriments that resulted solely from the combination of the companies. To the extent future amortization of the fair value adjustment will have a material effect on net income, please disclose the effect of such purchase adjustments on net income over the next five years in a note. Refer to Instruction 2 to Item 11-02(b) of Regulation S-X. Also, to the extent the assumed refinancing of your long term debt gives rise to a material nonrecurring charge or credit, please disclose such in the notes to the pro forma financial statements.

Response: The table below provides for each debt instrument (a) debt issue, (b) prevailing terms, (c) quoted prices obtained from investment banks and (d) fair value adjustment.

	March 31, 2010
	Fixed Stated				Pro Forma
	Interest Rate		Quoted	Calculated Fair	Balance Sheet
	%	Balance	Prices	Values	Adjustments
	(in millions)			(in millions)
Bonds and Notes:
Senior secured notes due 2014	6.75	$279	$99.500	$278	$1
Senior unsecured notes due 2014	7.625	575	93.500	538	37
Senior unsecured notes due 2017	7.875	725	89.375	648	77
PEDFA fixed-rate bonds due 2036	6.75	371	100.061	371	—

Total long-term debt		$1,950		$1,834	$116

The table below includes credit ratings for each debt instrument as of March 31, 2010:

	Standard & Poor’s	Moody’s	Fitch
Bonds and Notes
Senior secured notes due 2014	BB	B1	BB
Senior unsecured notes due 2014	B+	B2	B+
Senior unsecured notes due 2017	B+	B2	B+
PEDFA fixed-rate bonds due 2036	n/a (1)	B1	BB

(1)	Credit rating is not available.
In accordance with ASC 820-10-35-16, the fair value of the debt was calculated using quoted market prices from investment banks. As RRI’s debt instruments are held by investors and traded as assets in the over-the-counter bond market, RRI thinks it is appropriate to use quoted market prices to calculate the fair value of these debt instruments. In determining the fair value, consideration was not given to any credit quality improvements or detriments that resulted solely from the combination of the companies. However, quoted prices for RRI’s debt instruments as of June 30, 2010 were reviewed and their impact on the fair value of the long-term debt would be less than 5%. Upon further review, the fair value adjustment should be $116 million and the pro forma balance sheet on page 108 of Amendment No. 1 has been revised accordingly.

In addition, disclosure as to the effect of amortizing the fair value adjustment to RRI’s long-term debt on net income over the next five years has been added on page 113 of Amendment No. 1.

Finally, Note 5 to the pro forma financial statements beginning on page 116 of Amendment No. 1 includes the estimated cash premiums and debt issuance costs associated with refinancing of the debt. No additional significant costs are expected to occur as a result of the assumed debt refinancing.

25.	Please show in detail us how you performed re-measurements to verify that assets acquired and liabilities assumed have been properly valued.

Response: The Staff is respectfully advised that RRI and Mirant considered the guidance in ASC 805-30-30-5 and 805-30-30-6 in preparing the estimated adjustments for fair value to the pro forma financial statements. The process to determine fair values at the transaction close date will be prepared and reviewed consistent with the requirements of ASC 805-30-30-5 and 805-30-30-6 including the reassessment to ensure the proper identification of assets acquired and liabilities assumed and a review of the procedures used to ensure that the fair value measurements appropriately reflect consideration of all available information as of the acquisition date. An independent advisor assisted in the determination of fair values used in preparing the pro forma financial statements and such advisor will assist in the process to record the adjustments to fair value as of the transaction date.
Note 4.(g) Interest expense, page 103
26.	We assume adjustment (s) on page 98 is intended to reflect a fair value of long term debt below carrying value. If so, please explain why the decrease in the fair value of long term debt results in a decrease in interest expense as reflected in adjustment (g) on page 97. Likewise, please explain the nature of the reversal of the $114 million adjustment due to pro forma refinancing assumed. We may have further comments after reviewing your response.

Response: The Staff is respectfully advised that the adjustment on page 108 of Amendment No. 1 is intended to reflect the fair value of long-term debt below its carrying value. Upon further review of the adjustments (g) on pages 106 and 107 of Amendment No. 1, RRI and Mirant noted that the adjustment should be to increase interest expense by $4 million and $15 million instead of the decrease to interest expense by $0 million and $2 million, as presented in the Registration Statement, for the three months ended March 31, 2010 and for the year ended December 31, 2009, respectively. The pro forma statements of operations for the three months ended March 31, 2010 and year ended December 31, 2009 have been revised to properly reflect the adjustments to interest expense as a result of the fair value adjustments of long-term debt.

The pro forma refinancing adjustments to total debt are comprised of the following:

			Pro Forma
	Debt Subject to	Anticipated	Refinancing
	Extinguishment	New Debt	Adjustments
	(in millions)
Current portion of long-term debt (Mirant)	$(21)	$—	$(21)

Long-term debt (Mirant)	(1,136)	—	(1,136)
Long-term debt (RRI)	(650)	—	1,250
Long-term debt (GenOn)	—	1,900	—

Total long-term debt	(1,786)	1,900	114

Total debt	$(1,807)	$1,900	$93

Note 4.(i) Shares Outstanding
27.	Please tell us why there is no adjustment to RRI diluted shares for the three months ended March 31, 2010 resulting from the accelerated vesting of such shares. If any shares of either RRI or Mirant are excluded from the diluted share presentation for the three months ended March 31, 2010, please disclose the number of shares excluded and the reason for exclusion.

Response: The Staff is respectfully advised that due to the accelerated vesting of the restricted stock awards and options, the only awards considered in the calculation of diluted shares are the option awards. Most (approximately 4.9 million) of the option awards are out of the money and therefore the impact of the calculation is immaterial (approximately 150,000 incremental shares) for RRI. The disclosure on page 114 of Amendment No. 1 has been revised to include additional disclosure indicating the number of shares excluded from the calculation of diluted shares for both RRI and Mirant and the reasons for exclusion.
Opinion of J.P. Securities Inc., page D-1
28.	We note the language in the last paragraph stating that the letter is provided to the board “solely in its capacity as such.” Please delete the word “solely” to eliminate the implication that the opinion was provided solely to the board.

Response: The Staff is respectfully advised that the language referenced by the Staff is not reflective of language that the Staff has found objectionable in the past as indicated in the Division of Corporation Finance’s Current Issues and Rulemaking Projects dated November 14, 2000. Specifically, the language does not indicate that the opinion was provided solely to the Board. Rather, such language clarifies the context in which the opinion was provided (i.e., such opinion was requested by and addressed to members of the Board distinctly in their capacity as directors). As a result, such clarification is appropriate given the multiple roles of board members as officers, etc., and in light of recent case law. Accordingly, J.P. Morgan respectfully submits that no further revisions are necessary or required.

29.	Please delete the language in the last paragraph stating that the opinion may not be disclosed, referred to or communicated to any third party or disclosed publicly, since these statements imply a limitation on reliance by shareholders and is inconsistent with the disclosures relating to the opinion. Alternatively, disclose the basis for the financial advisor’s belief that shareholders cannot rely on the opinion to support any claims against the financial advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in the financial advisor’s engagement letter with the company). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state law defense to the financial advisor would have no effect on the rights and responsibilities of either the financial advisor or board of directors under the federal securities laws. Please make similar revisions in the consent by Goldman Sachs filed as Exhibit 99.3.

Response: The Staff is respectfully advised that, immediately following the sentence referred to in this Comment 29, J.P. Morgan explicitly permits the reproduction of the opinion in the joint proxy statement/prospectus as follows: “This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of Mirant but may not otherwise be disclosed publicly in any manner without our prior written approval.” Accordingly, J.P. Morgan’s opinion does not contain language precluding the inclusion of its opinion in the joint proxy statement/prospectus or limiting its disclosure to stockholders. In light of the foregoing and consistent with the Staff’s position in similar transactions, J.P. Morgan respectfully submits that no further revisions are necessary or required.

In response to the Staff’s comment, Goldman Sachs’ consent has been revised and is filed as Exhibit 99.3 to Amendment No. 1.

Exhibit 5.1
30.	We note each share of RRI stock received as part of this transaction includes rights pursuant to your stockholders rights plan. Please revise the opinion to include the rights associated with the common stock.

Response: The opinion set forth in Exhibit 5.1 to Amendment No. 1 has been revised in response to the Staff’s comment.

31.	The reference to the General Corporation Law of the State of Delaware in the fourth paragraph should also include all applicable Delaware statutory provisions of law and the reported judicial decisions interpreting these laws. Please revise or confirm this supplementally and file this correspondence on EDGAR, as it will be a part of the Commission’s official file regarding this registration statement.

Response: The fourth paragraph of the opinion set forth in Exhibit 5.1 to Amendment No. 1 has been revised in response to the Staff’s comment.

32.	Counsel may limit reliance on their opinion with regard to purpose (e.g., solely for purpose of the registration statement), but not person. Please revise the first sentence in the last paragraph.

Response: The first sentence in the last paragraph of the opinion set forth in Exhibit 5.1 to Amendment No. 1 has been revised in response to the Staff’s comment.
Form 10-K for Fiscal Year Ended December 31, 2009
You should comply with the comments below in all future filings and provide the additional requested information, as applicable. Please confirm in writing that you will do so and provide any additional requested information. Please also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.
RRI affirms that it will comply with the Staff’s Form 10-K comments in all its future filings. Where necessary, RRI has provided examples using revised historical RRI disclosures to convey an understanding of how RRI intends to comply.
Management’s Discussion and Analysis, page 20
Liquidity and Capital Resources, page 32
33.	We note your disclosure in Note 18 that your restricted net assets were approximately $2.5 billion as of December 31, 2009. Your restricted net assets at December 31, 2008, as disclosed in your December 31, 2008 Form 10-K, were $979 million. In future filings please expand your discussion under liquidity and capital resources to disclose the amount of restricted net assets and to explain the reason(s) for significant changes in the amount of such restricted net assets between periods.

Response: The Staff is respectfully advised that RRI will comply with this requirement in the combined company’s future Form 10-Ks or RRI’s future Form 10-Ks if the merger transaction does not close prior to that time. The following is an example of revised RRI disclosure for liquidity and capital resources:

Some of RRI’s subsidiaries have effective restrictions on their ability to pay dividends or make intercompany loans or advances under their financing arrangements or other third party agreements. The amounts of restricted net assets as of December 31, 2009 and 2008 are approximately $2.5 billion and $979 million, respectively. The increase in restricted net assets is a result of REMA’s net assets becoming restricted during 2009 because it did not meet certain requirements under its lease documents.
Historical Cash Flows, page 36
34.	Please revise future filings to provide a more informative analysis and discussion of cash flows for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please be advised that merely including your historical cash flows along with quantification of numerical changes which could be readily computed from your Statements of Cash Flows does not achieve the objective of providing a discussion about the variability of such cash flows. Refer to SEC Interpretive Release on MD&A available at http://www.sec.gov/rules/interp/33-8350.htm.

Response: The Staff is respectfully advised that in future filings, commencing with RRI’s second quarter 2010 Form 10-Q, RRI will expand its disclosures to provide a more descriptive analysis on the variability of its cash flows. As an example, below is the discussion for operating activities from continuing operations for the year ended December 31, 2009 as compared to 2008:
•	Operating Activities. Net cash provided by operating activities from continuing operations decreased $1.1 billion for the year ended December 31, 2009, compared to the same period in 2008, primarily as a result of the following:

•	Open Gross Margin. RRI’s segment profitability measure is open gross margin. RRI had a decrease in cash provided of $430 million in 2009, compared to the same period in 2008 primarily as a result of lower unit margins and lower economic generation from RRI’s East Coal segment partially offset by higher RPM capacity payments at both the East Coal and East Gas segments. See Results of Operations for additional discussion of RRI’s performance in 2009 compared to the same period in 2008;

•	Hedges and Other Items. Hedges and other items primarily relate to settlements of power and fuel hedges, long-term natural gas transportation contracts, storage contracts and long-term tolling contracts. RRI had a decrease in cash provided of $324 million in 2009, compared to the same period in 2008 because of a decline in results of fuel hedges and sales of excess coal supplies in 2009 in RRI’s East Coal segment. See Results of Operations for additional discussion of RRI’s performance in 2009 compared to the same period in 2008;

•	Margin Deposits. An increase in cash used of $455 million in 2009, compared to the same period in 2008 resulting from cash postings with counterparties in lieu of letters of credit and market movement of held positions; and

•	Options premiums purchased. An increase in cash used of $30 million in 2009, compared to the same period in 2008 as a result of purchases of options contracts.
The decreases in cash provided by and increases in cash used in operating activities were partially offset by the following:
•	Net accounts receivable and payable. A decrease in cash used of $134 million related in part to lower power prices and volumes in 2009 compared to 2008. Additionally, the outstanding receivables balance related to power sales declined due to the implementation of weekly settlements for the PJM ISO.
35.	New Accounting Pronouncements, Significant Accounting Policies and Critical Accounting Estimates, page 38.

Response: Pursuant to RRI’s discussions with the Staff, RRI understands that this comment is not applicable to future filings.
Critical Accounting Policies and Estimates, page 38
Long-Lived Assets, page 38
36.	We note that over 60% of your total assets are comprised of property, plant and equipment and that you recorded $211 million of impairment charges for certain of your long-lived assets during 2009. You disclose on page 41 that if you had solely utilized the five year market forecast with escalation scenario or the five year market forecast with fundamental view for estimating the future undiscounted cash flows of your generation plants, you would have failed step one of the impairment testing for certain plants under each of these alternative methods. As it is unclear from this disclosure the extent to which these assets are at risk of impairment under your actual testing methodologies, please revise future filings to quantify the amount of long-lived assets that are at risk of failing step one of the impairment test along with quantification of the likely impairment charge.

Response: The Staff is respectfully advised that RRI will comply with this requirement in the combined company’s future filings or RRI’s future filings, as applicable.
Financial Statements, page F-1
Note (20) Reportable Segments, page F-60
37.	We note your disclosure that following the sale of your Texas retail business and commencing in the third quarter of 2009 you have four reportable segments: East Coal, East Gas, West and Other. You disclose that each of your generation plants is an operating segment and based on similar economic and other characteristics, you have aggregated them into these four reportable segments by fuel type and geographic region. We also note your disclosures in Management’s Discussion and Analysis on page 22 regarding your “Flexible Plant-Specific Operating Model” under which you have different operating approaches for your plants which are determined by each plant’s condition, environmental controls, profitability, market rules, upside potential and value drivers. In light of the disclosures on page 22 which appear to highlight differing economic characteristics of your generation plants, please tell us specifically how your segments met the aggregation criteria set forth in FASB ASC 280-10-50-11 permitting you to aggregate them on the basis of fuel type and geographic region. We may have further comments after reviewing your response.

Response: During the third quarter of 2009, RRI conducted an analysis to determine the operating segments of the remaining business, including consideration of the appropriate aggregation into reportable segments. RRI’s analysis is provided below to illustrate how RRI has determined the appropriate aggregation.

Aggregation of Operating Segments

Although RRI identified its plants as operating segments, RRI does not believe that disclosing information for each individual plant would be appropriate given the number of plants (37) and detail that would be involved. This assertion is supported by ASC 280-10-50-18. RRI then applied the aggregation criteria in ASC 280-10-50-11 to determine the reportable segments.

Based on RRI’s analysis below of this guidance, RRI has determined the appropriate level of aggregation is as follows:
East Coal (includes PJM and MISO)
East Gas (includes PJM and MISO)
West (California)
Other (Choctaw and Florida)
In general, performance for each plant will vary due to various factors, including but not limited to, fuel type, technology, regulatory environment, dispatch type (base load, intermediate and peaking) and age of plant. RRI believes that the “key value drivers” it has identified for internal performance reporting and external communication exhibit how the plants in the four groups have the same future prospects and therefore are economically similar. The key value drivers are supply and demand and commodity prices particularly the gas-coal spread. Supply and demand impacts RRI’s results across the fleet by impacting the level of capacity value, the price level of power purchase agreements and power prices which determine the amount of RRI’s generation that is economic during any given period of time. RRI’s coal plants (East Coal) are most sensitive to the gas/coal spread. Those plants will earn more energy margin as this spread widens. Given consideration of these earnings drivers, RRI has aggregated the plants based on fuel type and geographic region. The regulatory construct within each of the regions will dictate how RRI earns revenues. Additionally, the geographic regions indicated above align closely with RRI’s existing internal and external reporting and organizational structure.
The additional aggregation criteria were considered as follows:
a. The nature of the products and services
RRI sells electricity, capacity, ancillary and other energy services from its plants in hour-ahead, day-ahead and forward markets in bilateral and ISO markets. All products and services are related to the generation and availability of power. The types of products which can be sold and pricing levels are significantly influenced by the regional market in which the plant is located.
b. The nature of the production processes
Based on the aggregation of the plants identified above which separates plants by geographic region and fuel type, RRI can conclude that the production process is similar for each of the plants within the identified categories.
c. The type or class of customer for their products and services
RRI sells these products to investor-owned utilities, municipalities, cooperatives and other companies that serve end users or purchase power at wholesale for resale. It is reasonable given the nature of the business to assume that the class of customer for each plant would be similar within each of the categories for aggregation.
d. The methods used to distribute their products or provide their services
RRI obtains transmission and distribution services from various regional transmission organizations, independent system operators, utilities and municipalities. It is reasonable given the nature of the business to assume that the method used to distribute RRI’s products and services would be similar for each of the plants within each of the categories for aggregation.
e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
The regulatory environment varies by region. The PJM market has a transparent capacity auction in which RRI’s East plants participate. This is the primary source of income for RRI’s East Gas plants. The West segment plants primarily participate in bilateral capacity sales via power purchase agreements. This convention is determined by the regional regulatory construct. RRI’s plants in the Other segment earn revenue primarily through power purchase agreements negotiated with regulated utilities and are in a non-competitive area, unlike the rest of RRI’s assets.
The “Flexible Plant-Specific Operating Model” groups provide a secondary view or operating approach for RRI’s plants. These groupings are one of several alternative views used on a periodic basis for planning purposes and components tend to change regularly due to changes in the environmental landscape and commercial requirements. This particular view tends to be performed for the purpose of determining the optimal operational approach for a given plant circumstance and does not focus as much on managing the commercial or regulatory aspects of plant performance. Although financial information may be aggregated based on these and other groupings, the most prominent groupings used in RRI’s management reports are consistent with the segments reported above. As such, RRI believes the aggregation discussed above is appropriate.
Going forward, the combined company’s management will assess the appropriate reportable segments for the combined company taking into consideration the information that the chief operating decision maker of the combined company uses to assess performance and allocate resources.
Note (23) Discontinued Operations, page F-65
38.	We note that you used a portion of the proceeds from the sale of your Texas retail business to purchase secured notes and PEDFA bonds at par and that you classified the related amounts and activity in discontinued operations.

We are unclear as to the relationship of the debt with the disposed component; please clarify why you classified these balances and related activity within discontinued operations. Please note that debt that is required to be extinguished in connection with a sale generally should not be included within discontinued operations if the debt is not specific to the disposed component nor should the debt be classified within the held for sale category of the balance sheet since it is not part of the disposal group. Please ensure you quantify in your response the amounts related to these debt activities, such as interest expense and the write-off of deferred financing costs, presented in discontinued operations for each period presented.

Response: In accordance with RRI’s debt agreements, RRI was required to utilize a portion of the net proceeds from the sale of its Texas retail business to purchase senior secured notes and PEFDA bonds. Accounting guidance in ASC 205-20-45-6 states that interest on debt required to be repaid as a result of a disposal transaction shall be allocated to discontinued operations. Although the guidance discusses the reporting of interest expense as discontinued, RRI’s accounting policy and historical practice has been to classify the debt required to be paid off with the proceeds in discontinued operations. In addition, RRI’s accounting policy has been to classify the related accrued interest and deferred financing costs in discontinued operations as well.

In addition, ASC 205-20-45-8 emphasizes that a decision to allocate interest expense to discontinued operations shall be applied consistently to all discontinued operations. The decision to allocate debt and related costs to discontinued operations in connection with the sale of its Texas retail business is consistent with RRI’s prior practice related to previous discontinued operations.

The following summarizes debt activities recorded in income (loss) from discontinued operations (before income taxes) for each period presented:

	2009	2008		2007
		(in millions)
Deferred financing costs write-off	$5	$—		$—
Interest expense	8	16		16

Amortization of deferred financing costs	—	—	(1)	—	(1)

Total recorded in income (loss) from discontinued operations (before income taxes)	$13	$16		$16

(1)	Amounts round to zero in millions.
The following summarizes debt and related costs recorded in assets and liabilities of discontinued operations:

	December 31,
	2009	2008
	(in millions)
Deferred financing costs	$—	$5
Accrued interest	—	1
Long-term debt	—	261
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
39.	You disclose on page F-16 of your Form 10-K that you would be assessing your REMA leases and a tolling agreement in connection with new accounting guidance for variable interest entities effective for 2010. Please tell us how the adoption of ASU 2009-17 during the most recent quarter impacted your financial statements, if at all. In doing so, explain if these arrangements represent variable interest entities and, if so, provide us with your primary beneficiary analyses.

Response: RRI adopted ASU 2009-17 effective January 1, 2010 with no impact to RRI’s financial statements. RRI concluded that the REMA leases do not constitute variable interests. The REMA leases were entered into at market terms with no residual value guarantees or fixed price purchase options for the underlying leased assets. Additionally, there are no lease renewals at other than fair value and no put or calls on the leased assets which would provide an option or create an obligation that is triggered by a change in the value of the underlying leased assets.

RRI consolidates four wholly-owned generating assets that are subject to short-term tolling agreements. RRI accounts for these short-term tolling agreements as operating leases under ASC Topic 840, Leases. These tolling arrangements do not contain any provisions where the predominant risks are not absorbed by RRI and we have concluded the arrangements do not create a variable interest entity under the revised accounting standards, which is consistent with RRI’s historical accounting treatment. As owner and lessor of these generating assets, RRI is subject to changes in the fair value of the underlying generating assets. In addition, RRI is responsible and control the operations and maintenance of the generating assets.

RRI is a lessee to another short-term tolling agreement that RRI accounts for as an operating lease under ASC Topic 840, Leases. This operating lease was entered into at market terms with no residual value guarantee or fixed price purchase option for the underlying leased asset. There are no lease renewals and no put or calls on the leased asset which would provide an option or create an obligation that is triggered by a change in the value of the underlying leased assets. In addition, RRI is not responsible nor controls the operation and maintenance activities of the leased asset.

RRI acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve RRI from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•	RRI may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
                 Should you have any questions regarding the foregoing, please do not hesitate to contact me at (202) 371-7000. Please send any future responses by facsimile to RRI at (832) 357-0140 (Attention: Michael L. Jines), Mirant at (678) 579-6770 (Attention: Julia A. Houston), Skadden, Arps, Slate, Meagher & Flom LLP at (713) 655-5200 (Attention: Michael P. Rogan) and Wachtell, Lipton, Rosen & Katz at (212) 403-2218 (Attention: Daniel A. Neff).
Sincerely,
/s/ Michael P. Rogan
Michael P. Rogan

cc:	Michael L. Jines (RRI Energy, Inc.) Julia A. Houston (Mirant Corporation) Daniel A. Neff (Wachtell, Lipton, Rosen & Katz)

Exhibit A

As of March 31, 2010
									Income Approach		Market Approach		Conclusion
	Net								in thousands, except
	Capacity					Capacity	Discount		dollars per kilowatt		Range of $/KW
Segment, Plant	(MW)	Fuel Type	Dispatch	ISO/RTO	Location	Factor (%)	Rate (%)	Configuration	Indication	Implied $/KW	Low	High	Fair Value(1)	Implied $/KW

East Coal
Cheswick	560	Coal	Baseload	PJM	Pennsylvania	79.8%	11.0%	Steam	$429,510	$766.98	$650.00	$950.00	$429,510	$766.98
Conemaugh (A)	281	Coal/Oil	Baseload	PJM	Pennsylvania	87.3	11.0	Steam & IC
Elrama	460	Coal	Baseload	PJM	Pennsylvania	18.1	15.0	Steam	60,104	130.66	650.00	950.00	60,104	130.66
Keystone (A)	284	Coal/Oil	Baseload	PJM	Pennsylvania	88.5	11.0	Steam & IC
Portland	570	Coal/Dual/Gas	Baseload, Peaking & Intermediate	PJM	Pennsylvania	30.4	13.0	Steam & CT	123,537	216.73	487.35	747.75	123,537	216.73
Seward	525	Waste Coal	Baseload	PJM	Pennsylvania	82.1	10.0	Fluidized Bed	564,525	1,075.29	650.00	950.00	416,800	793.90
Shawville (A)	603	Coal/Oil	Baseload & Peaking	PJM	Pennsylvania	32.1	13.0	Steam & IC
Titus	274	Coal/Dual	Baseload & Peaking	PJM	Pennsylvania	25.7	13.0	Steam & CT	32,155	117.35	597.54	870.55	32,155	117.35
Avon Lake	763	Coal/Oil	Baseload & Peaking	MISO	Ohio	45.1	13.5	Steam & CT	126,188	165.38	632.60	929.38	126,188	165.38
New Castle	333	Coal	Baseload & Peaking	MISO	Pennsylvania	19.2	15.0	Steam & IC	20,852	62.62	640.30	938.50	20,852	62.62
Niles	244	Coal/Gas	Baseload & Peaking	MISO	Ohio	33.3	15.0	Steam & CT	31,541	129.27	585.93	874.07	31,541	129.27

	4,897								$1,388,413				$1,240,688	$332.71

East Gas
Aurora	878	Gas	Peaking	PJM	Illinois	4.5%	12.0%	CT	$332,128	$378.28	$110.00	$310.00	$197,820	$225.31
Blossburg	19	Gas	Peaking	PJM	Pennsylvania	0.3	11.5	CT	5,607	295.12	110.00	310.00	2,530	133.16
Brunot Island	289	Oil/Gas	Peaking & Intermediate	PJM	Pennsylvania	1.0	11.5	CT & Combined Cycle	60,454	209.18	288.83	405.65	60,454	209.18
Gilbert	536	Dual/Gas	Peaking & Intermediate	PJM	New Jersey	0.0	15.0	CT & Combined Cycle	65,871	122.89	281.45	373.89	65,871	122.89
Glen Gardner	160	Dual	Peaking	PJM	New Jersey	0.1	12.0	CT	18,487	115.84	228.81	312.11	18,487	115.54
Hamilton	20	Dual	Peaking	PJM	Pennsylvania	0.0	11.5	CT	5,870	293.51	228.81	312.11	5,263	263.13
Hunterstown	60	Dual	Peaking	PJM	Pennsylvania	0.1	11.5	CT	15,858	264.31	228.81	312.11	15,858	264.31
Hunterstown CCGT	810	Gas	Intermediate	PJM	Pennsylvania	41.8	12.0	Combined Cycle	488,941	603.63	325.00	425.00	314,625	388.43
Mountain	40	Dual	Peaking	PJM	Pennsylvania	0.0	11.5	CT	13,142	328.56	228.81	312.11	10,754	268.86
Orrtanna	20	Oil	Peaking	PJM	Pennsylvania	0.0	11.5	CT	6,396	319.80	110.00	310.00	4,830	241.50
Sayreville	224	Dual	Peaking	PJM	New Jersey	1.6	12.0	CT	18,940	84.55	228.81	312.11	18,940	84.55
Shawnee	20	Oil	Peaking	PJM	Pennsylvania	0.0	11.5	CT	6,571	328.56	110.00	310.00	4,830	241.50
Tolna	39	Oil	Peaking	PJM	Pennsylvania	0.0	11.5	CT	12,792	327.99	110.00	310.00	9,870	253.08
Warren	68	Gas	Peaking	PJM	Pennsylvania	0.0	11.5	CT	11,478	168.79	405.20	659.87	11,478	168.79
Werner	212	Oil	Peaking	PJM	New Jersey	0.0	16.0	CT	22,519	106.22	110.00	310.00	22,519	106.22
Shelby	356	Gas	Peaking	MISO	Illinois	3.7	11.5	CT	48,626	136.59	110.00	310.00	48,626	136.59

	3,751								$1,133,681				$812,755	$216.68
West
Coolwater	622	Gas	Intermediate	California ISO	California	7.5%	11.5%	Steam & Combined Cycle	$51,519	$82.83	$323.83	$423.83	$51,519	$82.83
Ellwood	54	Gas	Peaking	California ISO	California	0.0	11.5	CT	14,733	272.83	110.00	310.00	5,940	110.00
Etiwanda	640	Gas	Intermediate	California ISO	California	3.1	11.5	Steam	139,787	218.42	320.00	420.00	139,787	218.42
Mandalay	560	Gas	Intermediate & Peaking	California ISO	California	8.4	13.0	Steam & CT	39,721	70.93	271.25	394.46	39,721	70.93
Ormond Beach	1,516	Gas	Intermediate	California ISO	California	11.9	13.0	Steam	174,429	115.06	320.00	420.00	174,429	115.06

	3,392								$420,188				$411,395	$121.28
Other
Choctaw	800	Gas	Baseload	Southeast	Mississippi	27.5%	11.5%	Combined Cycle	$446,749	$558.44	$325.00	$425.00	$261,300	$326.63
Indian River(2)	587	Dual	Intermediate	Southeast	Florida	n/a	15.0	Steam	45,560	77.61	228.81	312.11	45,560	77.61
Osceola	470	Dual	Peaking	Southeast	Florida	6.5	11.5	CT	121,522	258.56	228.81	312.11	107,542	228.81

	1,857								613,831				414,402	223.16

Total Capacity (MW)	13,897								$3,556,114				$2,879,241	$226.20

REMA Leasehold Improvements (See plants above noted with (A)													$93,037
Signal peak steam turbine													10,000
Corporate assets													20,736

Total													$3,003,014

(1)	Concluded Fair Value for the facilities is based on a combination of the Income and Market Approaches, with the Market Approach fair value calculated as the average of the high and low value indications.

(2)	The value for the Income Approach for the Indian River facility is based on the net book value of the facility as of December 31, 2009, following the asset impairment write-down. The life was also reduced, from 15-years down to five years.